

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-Mail

Aneliya Crawford
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Alere Inc.**
> **DEFAN14A filed July 11, 2013**
> **Filed by Coppersmith Capital Management, LLC et al**
> **File No. 001-16789**

Dear Ms. Crawford:

We have the following comment on the filing listed above:

Exhibit 1 – Investor Presentation by Coppersmith Capital Management

1. Rule 14a-9 prohibits false or misleading statement in soliciting materials. The Note to
   Rule 14a-9 specifically lists as an example of a potentially false or misleading statement
   "[p]redictions as to specific future market values." The investor presentation filed as
   additional soliciting materials on July 11, 2013 contains specific predications concerning
   the future stock price of Alere if your nominees are elected and their recommended
   "action plan" can be effectuated. Specifically, your materials state "we believe these
   actions if properly implemented have the potential to generate a stock price of $43 to
   $58." In the following sentence, you project stock price appreciation from the closing
   price of Alere's common stock on June 28, 2013 of 74% to 136%. We believe these
   projections of future value may implicate Rule 14a-9. If you do not agree, please explain

why in your response letter. Alternatively, revise to address and tell us how you intend to disseminate this revised disclosure. Please avoid similar statements in future soliciting materials.

Please respond to the above comment promptly. If you have questions, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions